UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                           Win-Gate Equity Group, Inc.
                           ---------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   972639 10 8
                                   -----------
                                 (CUSIP Number)

                                 Gary D. Morgan
                    100 North Biscayne Boulevard, Suite 2500
                              Miami, Florida 33132
                                 (305) 371-3300
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 27, 2000
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D

CUSIP No. 972639 10 8                                        Page 2 of 7 Pages



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Gary D. Morgan
                                  ###-##-####
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X] (1)

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


                                      (2)
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                 United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                                        0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                  4,000,000 (1)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                                        0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                                  4,000,000 (1)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                 4,000,000 (1)
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                     22.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                                       IN

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                                                             Page 3 of 7 Pages


(1) In connection with the Amended February Agreement as described in Item 6 below, the Reporting Person has agreed to vote his shares in accordance with each of the Letter Agreements. Subject to the Amendment February Agreement, if the Reporting Person fails to vote in accordance thereof, Morgan appoints the Reporting Person as his proxy to vote the Reporting Person's stock on all matters as described in the Amended February Agreement. The Reporting Person also pledged his 4,000,000 shares of Issuer Common Stock pursuant to the Amended February Agreement. However, other than with respect to the agreements and covenants described in the Letter Agreements, the Reporting Person does not affirm the existence of any group.

(2) The Reporting Person sold 4,294,000 shares of Issuer Common Stock at $.01 per share, as described in Item 6 below.

                                                              Page 4 of 7 Pages

Item 4.           Purpose of Transaction

The Reporting Person sold 4,294,000 shares of Issuer Common Stock to Tremaine Trading Co., Ltd., an Isle of Man corporation ("Tremaine"), for $.01 per share (for an aggregate of $42,940). In connection with the transaction, Mr. Morgan personally agreed to pay a finder's fee in Issuer Common Stock owned by Mr. Morgan at nominal cost to Tremaine if Tremaine introduced the Issuer to an entity that would provide the Issuer with not less than $3.0 million in loans or equity capital.

Item 5.           Interest in Securities of the Issuer

(b) The Reporting Person has shared voting power with GNB Bank Panama S.A., a bank organized under the laws of the Republic of Panama (the "Bank") ith respect to 4,000,000 shares held by the Reporting Person, which shares constitute approximately 21.1% of the issued and outstanding common stock of the Issuer. The change in the voting power with respect to the shares of common stock held by the Reporting Person was the result of a letter agreement between the Reporting Person and the Bank dated February 29, 2000 (the "February Letter Agreement").

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with a Loan Agreement (the "Loan Agreement") dated September 27, 2000 by and among the Issuer, Colpafinsa, S.A., a Panama corporation ("CSA"), and Globaltron Communications Corporation, a wholly owned subsidiary of the Issuer ("Globaltron") and the Reporting Person (who, along with Globaltron, are referred to as the "Guarantors"), CSA made a loan to the Issuer in the principal amount of $4.0 million plus interest at the base rate announced by Citibank N.A plus 1% (the "Loan") and evidenced by a promissory note (the "Note") due on or before the earlier of (i) six months from the date of the Loan or (ii) upon the Issuer receiving $15.0 million pursuant to a Qualifying Private Placement, as defined below (the "Maturity Date"). The sum of $2.0 million was loaned to the Issuer on September 27, 2000, an additional $500,000 million will be loaned to the Issuer on October 13, 2000, an additional $500,000 will be loaned to the Issuer on October 31, 2000 and the remaining $1.0 million will be loaned to the Issuer on November 30, 2000.

This Loan is subordinate to the $5.0 million loan made by GNB Bank S.A. to the Issuer, which is guaranteed by Globaltron and evidenced by a Loan agreement dated February 29, 2000. Of the initial $2.0 million received by the Issuer, as assignee of Morgan, the Issuer will repay $1.0 million of its obligations to GNB Bank, S.A.

A Qualifying Private Placement is defined as a private placement of the Issuer's Common Stock or any other class of its equity securities with a preference (as to liquidation, dividend or otherwise) to the Common Stock of not less than $15.0 million to persons unrelated to the Reporting Person ( the "Qualifying Private Placement") for cash consideration paid of $10 or more per share.

Interest on the Note and Loan is payable upon the Maturity Date.

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                                                            Page 5 of 7 Pages

As an inducement for the Reporting Person to enter into the Loan Agreement, pursuant to a letter dated September 27, 2000 (the "September Letter Agreement"), the Reporting Person agreed, subject to the senior rights of GNB Bank S.A., that:

         (i) for a period of three years from the date hereof, Morgan will not sell, exchange or otherwise transfer (collectively, the "transfer") all or part of Morgan's stock in the Issuer; provided, however, that Morgan may transfer his shares in the Issuer in the event of a merger, consolidation or other sale of assets or other reorganization;

         (ii) Morgan will vote his stock in the Issuer in favor of the Reporting Person's designee(s) nominated to serve as one of the five directors on the board of directors of the Issuer; and

         (iii) Morgan will not vote his stock in the Issuer, without the Reporting Person's permission, in favor of:

                  (A) amending the Articles of Incorporation of Win-Gate (other than in connection with a Qualifying Private Placement or for non-material amendments),

                  (B) incurring indebtedness in excess of $40.0 million in principal amount prior to a Qualifying Private Placement and $80.0 million in principal amount between such offering and a public offering of any Issuer securities,

                  (C) approving a redemption by the Issuer or any of its affiliates of any securities of the Issuer (other than in connection with the conversion of the Loan and Note into Qualifying Shares),

                  (D) acquiring, or investing in any entity (or its assets) in excess of $1.0 million (in any one or a series of transactions), with certain exceptions,

                  (E) undertaking a public offering of Issuer securities of less than $90.0 million; provided that after the Qualifying Private Placement and before any public offer of shares, there cannot be an offering unless Qualifying Shares get a 50% promote per year, on a compounded basis;

                  (F) declaring any dividends or distributions;

                  (G) liquidating the Issuer or its affiliates;

                  (H) changing the compensation arrangements with employees or current "cap" on compensation for new employees, except in certain instances,

                  (I) entering into any related party transactions; or

                  (J) merging, consolidating, reorganizing or selling the assets unless the Issuer is valued at not less than $200 million, $375 million or $500 million in the three consecutive 12-month periods, respectively, commencing in February, 2000, and any transaction is also


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                                                           Page 6 of 7 Pages

conditioned upon the consideration received being cash or securities immediately salable on an established securities exchange or NASDAQ.

In the event that Morgan fails to vote his stock in accordance with clauses (ii) and/or (iii) of the foregoing paragraph, then, in addition to such other rights and remedies as may be available to the Reporting Person in law or in equity (including without limitation an action for breach of contract), subject to the rights of GNB Bank as proxy, Morgan appoints the Reporting Person as his proxy, which proxy is irrevocable and coupled with an interest, to vote Morgan's stock on all such matters as are within the contemplation of such clauses (ii) and/or
(iii). In any such event, the Reporting Person has full power of substitution with regard to such proxy.

The Reporting Person also pledges his 4,000,000 to the Bank, as senior pledgee and to CSA, as subordinated pledgee.

Additionally, in connection with the loan agreement between and among the Issuer, CSA and the Guarantors, Mr. Morgan personally agreed to pay a finder's fee in Issuer Common Stock owned by Mr. Morgan at nominal cost to Tremaine Trading Company, Ltd. as a result of Tremaine's introducing CSA to the Issuer, resulting in CSA providing the Issuer with not less than $3.0 million in loans or equity capital.

Item 7.           Material to Be Filed as Exhibits

(a) Loan Agreement dated September 27, 2000 between the Issuer, the Guarantors and CSA.

(b) Amended Loan Agreement dated September 27, 2000 between the Issuer, the Guarantors and GNB Bank.

(c)      Letter Agreement dated September 27, 2000 between Morgan and GNB Bank.

(d) Stock Purchase Agreement dated September 27, 2000 between the Reporting Person and Tremaine.

(e) Pledge Agreement between the Reporting Person, GNB Bank and CSA dated September 27, 2000.

                                                            Page 7 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2000                                         /s/ Gary D. Morgan
                                                           -------------------
                                                           Gary D. Morgan